Exhibit 4

Release to Australian Stock Exchange
7 February 2003

Mayne completes NSW radiology acquisition

Mayne Group Limited today completed the acquisition of ten radiology sites in NSW from Pacific Healthcare that was announced on 28 November 2002. Ownership will transfer effective from close of business today.

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